UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Root9B Technologies, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

776650103
(CUSIP Number of Common Stock Underlying Warrants)

Brian King
Chief Operating Officer
Root9B Technologies, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211
Phone: (704) 521-8077
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

 CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$5,557,374	$560

(1)
Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise (the “Offer to Amend and Exercise”) outstanding warrants to purchase an aggregate of 4,358,724 shares of common stock issued to investors participating in the Company’s private placement financings closed on December 26, 2012, January 25, 2013 and February 26, 2013 (the “Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $1.275 per share of common stock, which represents the average of the high and low sales price of the common stock on January 8, 2016.

(2)	Calculated by multiplying the transaction value by 0.0001007.

□
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $560	Filing Party: Root9B Technologies, Inc.
Form or Registration Number: 005-80231	Date Filed: January 11, 2016

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□	third party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

□	going private transaction subject to Rule 13e-3.

□	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

□	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

□	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2016 (the “Schedule TO”), relating to an offer by Root9B Technologies, Inc. (the “Company”) to amend warrants to purchase an aggregate of 4,358,724 shares of common stock issued to investors in the Company’s private placement financing with closings  on December 26, 2012, January 25, 2013 and February 26, 2013.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 10.	FINANCIAL STATEMENTS.

(a)           The Company’s financial statements are incorporated herein by reference:

●	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 13, 2015;
●	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 14, 2015;
●	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 15, 2015; and
●	Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 30, 2015, as amended on March 31, 2015.

The full text of the Quarterly Reports on Form 10-Q and the Annual Report on Form 10-K, as well as the other documents the Company has filed with the Commission prior to, or will file with the Commission subsequent to, the filing of this Tender Offer Statement on Schedule TO, can be accessed electronically on the Commission’s website at www.sec.gov. In addition, the Company makes available, free of charge on its website all filings that are made electronically with the SEC. These materials can be found in the “Investors” section of the Company’s website at www.organovo.com, by clicking the “SEC Filings” link. Copies of our SEC filings are also available without charge upon written request addressed to: Root9B Technologies, Inc., 4521 Sharon Road, Suite 300, Charlotte, NC 28211; (212) 371-5204.

Our net tangible book value as of September 30, 2015 was approximately $794,895, or approximately $0.01 per share. Net tangible book value per share represents our total tangible assets less total tangible liabilities, divided by the number of shares of common stock outstanding as of September 30, 2015.

(b)           The following tables present unaudited pro forma condensed financial data for the Company disclosing the effect of the Offer to Amend and Exercise on the Company’s:

(i)	balance sheet as of September 30, 2015;

(ii)	statement of income and earnings per share for the quarterly period ended September 30, 2015; and

(iii)	book value per share as of September 30, 2015.

In preparing this pro forma condensed financial data the Company assumed that all holders of Original Warrants elected to participate in the Offer to Amend and Exercise for all 4,358,724 warrant shares eligible to participate in such Offer to Amend and Exercise and that the Offer to Amend and Exercise was completed as of the end of the quarterly period ended September 30, 2015. The pro forma condensed financial data is presented for informational and illustrative purposes only. The data does not purport to represent what our consolidated financial data would have been if the Offer to Amend and Exercise was completed for all eligible warrant shares as of September 30, 2015, and the data does not purport to project our future consolidated statement of operations or financial position.

	Three Months Ended September 30, 2015			Nine Months Ended September 30, 2015
Statement of Operations Data	Actual	Adjustment	Pro-Forma	Actual	Adjustment	Pro-Forma

Net Revenue	$6,637,849		$6,637,849	$24,122,081		$24,122,081

Loss From Operations	$(3,549,806)		$(3,549,806)	$(9,359,737)		$(9,359,737)

Net Loss	$(4,025,862)	$(325,000)	$(4,350,862)	$(4,448,019)	$(325,000)	$(4,773,019)

Net Loss Available to Common Stockholders	$(4,025,862)	$(325,000)	$(4,350,862)	$(4,854,391)	$(325,000)	$(5,179,391)

Net Loss per Share:
Basic	$(0.05)	$(0.01)	$(0.06)	$(0.07)	$(0.01)	$(0.08)
Diluted	$(0.05)	$(0.01)	$(0.06)	$(0.07)	$(0.01)	$(0.08)

Ratio of Earnings to Fixed Charges	(22.10)		(24.05)	(4.73)		(5.02)

* Estimated fees related to this transaction

	As of September 30, 2015
Balance Sheet Data	Actual	Adjustments	Pro-Forma
Current assets	$7,361,693	$4,469,596	$11,831,289
Non-current assets	$25,726,490		$25,726,490
Current liabilities	$7,487,835		$7,487,835
Noncurrent Liabilities	$3,437,131	$(1,948,350)	$1,488,781
Stockholders' Equity	$22,163,217	$6,417,946	$28,581,163

Common Stock shares outstanding	75,031,760	4,358,724	79,390,484

* Assumes all warrants are sold in the tender offer totaling $4,794,596 less $325,000 in estimated fees related to the tender offer

Book value per share at September 30, 2015 was $0.01. The pro forma book value per share at September 30, 2015 is $0.10.

Summary Financial Information

The following tables set forth our summary statement of operations data for the fiscal year ended December 31, 2014, and our summary balance sheet data as of December 31, 2014. Our statement of operations and balance sheet data for the fiscal year ended December 31, 2014 was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on March 30, 2015 as amended on March 31, 2015 (the “10-K”). Our statement of operations data for the nine months ended September 30, 2015 and our balance sheet data as of September 30, 2015 were derived from our unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q filed with the SEC on November 13, 2015 (the “10-Q”). In the opinion of management the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The results indicated below and elsewhere in this Offer to Amend and Exercise are not necessarily indicative of our future performance. You should read this information together with our consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes included in the 10-K and the 10-Q.

BALANCE SHEET DATA	September 30, 2015 (Unaudited)	December 31, 2014 (Audited)
Total current assets	$7,361,693	$4,998,498
Total liabilities	$10,924,966	$17,345,165
Stockholders’ equity	$22,163,217	$(5,480,525)

OPERATING DATA	Nine Months Ended September 30, 2015 (Unaudited)	Year Ended December 31, 2014 (Audited)
Net revenue	$24,122,081	$20,175,488
Net loss available to common stockholders	$(4,854,391)	$(26,033,922)
Net loss per share:
Basic	$(0.07)	$(0.86)
Diluted	$(0.07)	$(0.86)

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)           (1)(A)*                      Letter to Holders of Original Warrants

(1)(B)*                      Offer to Amend and Exercise

(1)(C)*                      Form of Election to Participate and Amend and Exercise Warrant

(1)(D)*                     Form of Notice of Withdrawal

(1)(E)*                      Form of Amendment to Original Warrant

(1)(F)*                      Form of New Warrant

(1)(G)                       Supplemental Information Letter to Holders of Original Warrants

(5)(A)*                     Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 (as filed with the SEC on November 13, 2015 and incorporated herein by reference)

(5)(B)*                     Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (as filedwith the SEC on August 14, 2015 and incorporated herein by reference)

(5)(C)*                     Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (as filedwith the SEC on May 15, 2015 and incorporated herein by reference)

(5)(D)*                    Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as filed withthe SEC on March 30, 2015 and incorporated herein by reference)

(5)(E)*                     Form of Original Warrant

(b)                     Not applicable.

(c)                     Not applicable.

(d)                     None.

(e)                     None.

(f)                      None.

(g)                     None.

(h)                     Not applicable.

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Root9B Technologies, INC.

By:	/s/ Joseph Grano Jr.
Name:	Joseph Grano Jr.
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: January 27, 2016